VIA EDGAR and E-MAIL

April 1, 2025

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Thomson Reuters Corporation

TR Finance LLC

Thomson Reuters Applications Inc.

Thomson Reuters (Tax & Accounting) Inc.

West Publishing Corporation

Registration Statements on Form F-10 (File No. 333-285907) and Form F-3 (File Nos. 333-285927, 333-285927-01, 333-285927-02 and 333-285927-03)

To Whom It May Concern:

On behalf of Thomson Reuters Corporation, a corporation incorporated in the Province of Ontario, Canada, TR Finance LLC, a Delaware limited liability company, Thomson Reuters Applications Inc., a corporation incorporated under the laws of the State of Delaware, Thomson Reuters (Tax & Accounting) Inc., a corporation incorporated under the laws of the State of Texas, and West Publishing Corporation, a corporation incorporated under the laws of the State of Minnesota (collectively, the “Registrants”), enclosed is the final receipt issued by the Ontario Securities Commission with respect to the final base shelf prospectus contained in the Registrants’ Registration Statements on Form F-10 (File No. 333-285907) and Form F-3 (File Nos. 333-285927, 333-285927-01, 333-285927-02 and 333-285927-03). We hereby request that the U.S. Securities and Exchange Commission declare the Registration Statements effective as of 4:30 p.m., New York time, on Thursday, April 3, 2025, or as soon as possible thereafter.

If the Staff has any questions, please contact Christopher R. Bornhorst, Esq. of Torys LLP at cbornhorst@torys.com or (212) 880-6047.

Sincerely,

THOMSON REUTERS CORPORATION

By:	/s/ Jennifer Ruddick
Name: Jennifer Ruddick
Title: Deputy Company Secretary

TR FINANCE LLC

By:	/s/ Richard Napolitano
Name: Richard Napolitano
Title: Chief Financial Officer

THOMSON REUTERS APPLICATIONS INC.

By:	/s/ Richard Napolitano
Name: Richard Napolitano
Title: Vice President & Assistant Secretary

THOMSON REUTERS (TAX & ACCOUNTING) INC.

By:	/s/ Richard Napolitano
Name: Richard Napolitano
Title: Vice President & Assistant Secretary

WEST PUBLISHING CORPORATION

By:	/s/ Richard Napolitano
Name: Richard Napolitano
Title: Vice President & Assistant Secretary

Ontario	Commission des	22nd Floor	22e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue queen ouest
Commission	de l’Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

Thomson Reuters Corporation

TR Finance LLC

This is the receipt of the Ontario Securities Commission for the Short Form Base Shelf Prospectus of the above Issuer dated March 31, 2025 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Quebec, Saskatchewan. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

March 31, 2025

/s/ Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance Division

Filing No.	06254242, 06254253

Ontario	Commission des	22nd Floor	22e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue queen ouest
Commission	de l’Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

TR Finance LLC

Thomson Reuters Corporation

This is the receipt of the Ontario Securities Commission for the Short Form Base Shelf Prospectus of the above Issuer dated March 31, 2025 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Quebec, Saskatchewan. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

March 31, 2025

/s/ Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance Division

Filing No.	06254253, 06254242